# Nasdaq Regulation

Nasdaq

**William Slattery, CFA**
Vice President
Listing Qualifications

_By Electronic Mail_

January 26, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 25, 2021 The Nasdaq Stock Market (the "Exchange") received from WisdomTree Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

WisdomTree Cybersecurity Fund

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

